Exhibit 12.1

Centene Corporation

Computation of ratio of earnings to fixed charges

($ in thousands)

	Nine months ended September 30, 2004	Year ended December 31,
		2003	2002	2001	2000	1999
Earnings:
Pre-tax earnings (loss) from continuing operations	$51,304	$51,893	$41,136	$22,026	$7,185	$(5,484)
Addback:
Fixed charges	1,961	1,232	915	1,058	1,067	916

Total earnings	$53,265	$53,125	$42,051	$23,084	$8,252	$(4,568)

Fixed Charges:
Interest expense	$317	$194	$45	$362	$611	$498
Interest component of rental payments (1)	1,644	1,038	870	696	456	418

Total fixed charges	$1,961	$1,232	$915	$1,058	$1,067	$916

Ratio of earnings to fixed charges	27.16	43.12	45.96	21.82	7.73	(2)

(1)	Estimated at 33% of rental expense as a reasonable approximation of the interest factor.
(2)	Negative ratio. Coverage deficiency of $4,568.